UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 14, 2008

Date of report (date of earliest event reported)

Foundation Coal Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32331	42-1638663
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

999 Corporate Boulevard, Suite 300, Linthicum Heights, MD 21090-2227
(Address of Principal Executive Offices)

410-689-7500
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

2

Item 2.02   Results of Operations and Financial Condition.

On February 14, 2008, Foundation Coal Holdings, Inc. issued a press release announcing earnings and other financial results for its fiscal year ended December 31, 2007 and that Management would review these results in an investment community conference call at 10:00 AM Eastern (7:00 AM Pacific) on Thursday, February 14, 2008.

This Current Report on Form 8-K and the earnings press release attached hereto are being furnished by the Registrant pursuant to Item 2.02 "Results of Operations and Financial Condition." In accordance with General Instruction B.2 of Form 8-K, the information contained in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, this information shall not be deemed incorporated by reference into any of the Registrant's filings with the Securities and Exchange Commission, except as shall be expressly set forth by specific reference in any such filing.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibit

Exhibit 99.1   Foundation Coal Holdings, Inc. Press Release, dated February 14, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2008


Foundation Coal Holdings, Inc.

/s/ Frank J. Wood
Senior Vice President and Chief Financial Officer


4

Exhibit 99.1



News Release

Contact:
Todd Allen, CFA
Vice President, Investor and Media Relations
410-689-7632
tallen@foundationcoal.com

Foundation Coal Announces Fourth Quarter 2007 Results

LINTHICUM HEIGHTS, Md., February 14, 2008 – Foundation Coal Holdings, Inc. (NYSE:FCL) today reported fourth quarter 2007 net income of $9.9 million or $0.21 per diluted share, compared to a loss of $21.9 million or $0.48 per diluted share in the fourth quarter of 2006. Excluding special items, net income was $10.4 million or $0.22 per diluted share, compared to $2.2 million or $0.05 per diluted share in the fourth quarter last year. The strong quarterly results primarily reflect record fourth quarter shipments from the Powder River Basin and higher average per ton sales realizations in all regions, which more than offset slightly lower shipments from Central Appalachia and higher non-cash operating expenses.

Full year 2007 net income was $32.6 million or $0.70 per diluted share. Excluding special items, net income for 2007 was $41.0 million or $0.88 per diluted share, near the high end of the previous guidance range of $0.75 to $0.90.

Summary Statistics
($ in millions, except per-share and tonnage amounts)

	Quarter Ended December 31, 2007		Quarter Ended December 31, 2006		Year Ended December 31, 2007		Year Ended December 31, 2006	
Coal Sales Revenues	$	355.9	$	345.9	$	1,452.7	$	1,440.2
Coal Shipments (MM Tons)		18.1		18.3		73.6		73.9
Net Income (Loss)	$	9.9[1]		($21.9)[3]	$	32.6[1,2]	$	31.4[3,4]
Earnings (Loss) per Diluted Share	$	0.21[1]		($0.48)[3]	$	0.70[1,2]	$	0.67[3,4]
Adjusted EBITDA	$	79.3	$	65.3	$	307.5	$	311.7

NOTE:

[1] Includes charges for employee and coal supply termination expenses at the Wabash mine of $0.3 million for the fourth quarter 2007 and $9.0 million for the full year 2007, and a non-cash charge related to the accelerated amortization of deferred debt issuance costs of $0.2 million.

[2] Includes a premium refund settlement from the Combined Benefit Fund of $0.8 million.

[3] Includes a non-cash charge related to the write-down of assets at Wabash of $24.0 million.

[4] Includes non-cash accelerated amortization of deferred debt issuance costs of $7.8 million.

Please see EBITDA reconciliation and reconciliation of non-GAAP measures to net income tables
included as exhibits to this release.

James F. Roberts, Chairman and Chief Executive Officer, commented, "During the fourth quarter, Foundation posted increased revenues, and higher adjusted EBITDA and earnings per share compared to the same quarter last year. Foundation continued to benefit from the installation of the conveyor belt at the Belle Ayr mine contributing to our strong shipments from the Powder River Basin. Combined with higher realizations in all regions, increased production in the West more than offset the absence of revenue from the Wabash mine that was idled in April."

"Based on Foundation's successful planning initiatives, robust coal prices and strong market fundamentals," Roberts continued, "Foundation is positioned to increase shareholder value in 2008 and beyond. The second longwall at our Emerald mine, which is expected to be operational this month, should increase our production capacity in Northern Appalachia to approximately 14 million tons annually beginning in 2008. Additionally, we have the flexibility to increase production in the Powder River Basin to 55 million tons if market conditions warrant."

"Furthermore," Roberts added, "we have intensified our focus on the development of our land and gas assets. As a result, we have undertaken several recent actions aimed at aggressively developing these valuable resources. Specifically, we have:

- Reorganized these non-coal operations under a single management structure;

- Completed a reservoir engineering study in Northern Appalachia indicating that Foundation has a recoverable coal gas resource exceeding 300 billion cubic feet (300 million MCF); and,

- Purchased a 49 percent interest in Target Drilling, a contract driller with a proven track record of success drilling both in-mine and surface directional gas wells in Northern Appalachia."

During the fourth quarter Foundation Coal Holdings, Inc. continued to execute its share buyback program, repurchasing $11.8 million worth of common stock. The buyback program, which was established in July of 2006, authorized the repurchase of up to $100 million of common stock. As of December 31, 2007, $47.2 million had been spent, leaving available authorized repurchases of $52.8 million.

Foundation's operations again were recognized for outstanding safety and environmental performance. Recently two West Virginia mines at Laurel Creek and Paynter Branch earned the Mountaineer Guardian safety award for 2007. The Cumberland mine received its second consecutive Industry Top Performer award from Mining Media, Inc. during 2007 for outstanding achievement in production and safety, and the Belle Ayr mine in the Powder River Basin received the 2007 Director's Award for exemplary restoration of streams from the United States Department of the Interior's Office of Surface Mining.

FINANCIAL RESULTS

Period to Period Comparisons

Coal sales revenues were $355.9 million, up 3 percent from the fourth quarter of 2006 primarily reflecting a 4 percent increase in average per ton sales realizations, which more than offset slightly lower production in Central Appalachia and the absence of revenues from the Illinois Basin and purchased coal. The strong increase in average per ton sales realizations occurred despite a higher proportion of Powder River Basin shipments in the overall shipment mix compared to last year.

Average per ton sales realizations during the fourth quarter increased in all active production regions, including the Powder River Basin, Northern Appalachia, and Central Appalachia. Northern Appalachia experienced the most substantial increase, with average per ton sales realizations rising 9 percent, followed by the Powder River Basin and Central Appalachia where realizations increased 7 percent and 6 percent, respectively.

Net income in the fourth quarter of 2007 was $9.9 million or $0.21 per diluted share, compared to a loss of $21.9 million or $0.48 per diluted share in the year ago quarter. Fourth quarter 2007 net income and diluted earnings per share include Wabash employee termination costs and accelerated amortization of deferred financing costs, and fourth quarter 2006 net loss and diluted loss per share includes a non-cash asset impairment charge primarily related to the carrying value of assets at the Wabash mine and accelerated amortization of deferred financing costs. Excluding these special items (see attached "Reconciliation of Non-GAAP Measures to Net Income"), net income and diluted earnings per share in the fourth quarter of 2007 were $10.4 million and $0.22, respectively, compared to $2.2 million and $0.05 in the fourth quarter last year. The substantial increase in net income excluding special items was mainly driven by the higher average per ton sales realizations and successful cost containment, evidenced by a less than 1 percent increase in the cost of coal sales and flat selling, general and administrative expenses compared to the fourth quarter last year, somewhat offset by a $5.1 million increase in pretax depletion, depreciation and amortization expense.

For the full year 2007, net income and diluted earnings per share were $32.6 million and $0.70, respectively, compared to $31.4 million and $0.67 in 2006. Excluding special items (see attached "Reconciliation of Non-GAAP Measures to Net Income"), full year net income and diluted earnings per share were $41.0 million and $0.88, respectively, compared to $63.2 million and $1.35 in 2006. Earnings in 2007 compared to 2006 were impacted by lower production and shipments from Northern Appalachia and Central Appalachia combined with higher cost of coal sales, higher selling, general and administrative expense, and higher non-cash depreciation, depletion and amortization expense. These factors were partly offset by record full year volumes from the Powder River Basin, higher average per ton sales realizations from all active production regions and an income tax benefit in 2007 compared to an income tax expense in 2006.

EBITDA, as defined in the company's bank credit agreement ("adjusted EBITDA") was $79.3 million in the fourth quarter of 2007, compared to $65.3 million in the fourth quarter of 2006. Adjusted EBITDA excludes employee and coal supply agreement termination charges at the Wabash mine, as well as accretion on asset retirement obligations, non-cash stock-based compensation expense and certain other expenses added back under the company's bank credit agreement. Adjusted EBITDA for the full year 2007 was $307.5 million, compared to $311.7 million in 2006.

Cash Flows and Liquidity

For the quarter ended December 31, 2007, cash flows provided by operating activities were $66.3 million compared to $67.7 million in the corresponding quarter of the prior year. Capital expenditures for the fourth quarter were $53.6 million compared to $67.5 million in the comparable period of 2006. Fourth quarter 2007 capital expenditures included a total of approximately $21.3 million for the purchase of longwall components at the Cumberland and Emerald mines. The remaining fourth quarter 2007 capital was expended for equipment replacements and sustaining mine development projects.

For the year 2007 operating cash flows were a record $241.0 million, compared to $225.7 million in 2006. Capital expenditures were $174.4 million, down from $187.2 million in the prior year.

During the fourth quarter, Foundation retired $26.8 million of debt. Available liquidity under the company's existing revolving credit agreement was approximately $327 million at year-end 2007.

MARKET OVERVIEW

Worldwide demand for coal continues to increase driven primarily by burgeoning coal consumption in Asia. Global coal consumption is forecast to grow approximately 70 percent through 2030, and 75 percent of this growth is expected to come from China and India, alone. The increasing global demand, coupled with a weak dollar, directly impacted the U.S. market in 2007, with coal exports rising nearly 20 percent. Analysts now project that U.S. exports may increase another 25 percent in 2008.

Without significant new production capacity or additional imports, the combination of modest growth in domestic coal-fired generation and a sharp rise in exports is leading to a tight coal market in the United States. As a result, demand is forecast to outstrip supply in 2008. This market tightening has put upward pressure on coal prices in all regions of the United States.

Recently several international developments have combined to intensify market tightness. Extreme flooding in Queensland, Australia drove several producers to declare force majeure, severely limiting the global supply of coal in the near-term. China's Transport Ministry has ordered ports to stop the exportation of coal in the face of power outages driven by recent coal shortages and a harsh winter. India reportedly has 24 coal-fired generating plants with less than 7 days of inventory on hand. Weather has impacted production in Indonesia and Columbia, and rail transportation has been disrupted in Russia. Furthermore, weather-related transportation problems, low stockpiles and wet coal have resulted in black-outs and reduced electricity generation in South Africa temporarily taking much of South Africa's mining industry off-line in late January, including some coal mines that typically supply the seaborne coal market.

The confluence of these recent events has led to rapid escalation of both thermal and metallurgical coal prices worldwide. Metallurgical coal prices have surpassed $200 per metric tonne in Asia, and marginal metallurgical coals typically sold on the thermal markets are being sold into the metallurgical market. The price of thermal coal recently approached $80 per ton in the Eastern United States. Beyond these near-term impacts, the combination of new coal-fired generation in the United States, production limitations imposed by permitting issues and safety-related costs, especially in Central Appalachia, and the probability of a sustained increase in U.S. exports taking a portion of Northern and Central Appalachian coal out of the domestic market should support a strong pricing environment for the foreseeable future.

Year-end 2007 nationwide domestic stockpiles were around 150 million tons, equal to approximately 50 days of utility inventory, compared to approximately 44 days on average from 2001 to 2006. Stockpiles have decreased to about 145 million tons year-to-date and are anticipated to continue to decline in 2008. Industry analysts agree that stockpiles of utilities using Northern Appalachian coal are well below the 5-year average, and utilities employing Powder River Basin coal have experienced the greatest stockpile increases. Historically, high stockpiles have constrained coal prices. However, given the projection that demand will exceed supply, caused primarily by significant recent growth in exports, the market has tightened, suggesting that pricing is likely to remain robust through 2008.

OUTLOOK

Foundation is providing financial, shipment and average per ton sales realization guidance as shown in the table below:

Guidance
($ in millions, except per-share, per-ton and percentage amounts)

	2008	2009	2010	2011
Total Revenues	$1,595 - 1,650			
Adjusted EBITDA	$ 335 - 385			
Net Income	$ 50 - 72			
Earnings per Diluted Share	$ 1.05 -1.55			
Capital Expenditures[1]	$ 180 -190	$ 195 -210		
Depreciation, Depletion and Amortization Expense	$ 220 - 225			
Amortization of Coal Supply Agreements Expense	$ 1 - 3			
Effective Income Tax Rate on Book Pre-Tax Income	0 - 20%			
Average per Ton Sales Realization on Committed and Priced Coal Shipments				
West	$ 9.95	$ 10.18	$ 10.55	$ 10.85
East	$ 46.99	$ 44.62	$ 47.24	N/A
Coal Shipments (MM Tons)[2]	73.3 - 75.8	74.5 -78.0	74.5 -78.0	74.5 -78.0
West	52.0 - 53.0	54.0 -56.0	54.0 - 56.0	54.0 -56.0
East	21.3 - 22.8	20.5 -22.0	20.5 - 22.0	20.5 -22.0
Committed and Priced (%)[3]	94%	68%	35%	13%
West	95%	78%	45%	18%
East	91%	42%	10%	0%

NOTES:

[1] Excludes annual bonus bid payments on Federal Lease by Application in the Powder River Basin, which is now scheduled for the first quarter of 2008 and purchases of mining assets and equity interests.

[2] Coal shipments for the East and consolidated coal shipments include approximately 1.3 million tons of purchased coal in 2008 and approximately 0.5 million tons of purchased coal in each of 2009, 2010 and 2011.

[3] As of Jan. 25, 2008, compared to the midpoint of shipment guidance range.

In its financial guidance for 2008, Foundation is assuming the following:

- A first quarter start-up of the second longwall at the Emerald mine and refurbishment of the original longwall during the second quarter and part of the third quarter. Operation of the second longwall is expected to bridge longwall moves at Emerald.

- Two longwall moves at the Cumberland mine; the first in late March-April and the second in September-October.

- Miners vacations at our Northern and Central Appalachia operations mainly in the third quarter.

- The year-over-year increase in consolidated 2008 cash operating costs per ton, defined as the sum of cost of coal sales, selling general and administrative expenses and accretion on asset retirement obligations divided by tons sold, is anticipated to be in the 2% to 4% percent range. The expected increase includes higher per ton royalties in the Powder River Basin as 2007 royalty expense was benefited by the mining of coal reserves owned in fee, higher diesel fuel prices primarily in the Powder River Basin, and inflationary increases for labor, materials and services costs at all active operations, partly offset by lower purchased coal costs and a more favorable production mix on a per ton basis.

- Foundation Coal expects to lease approximately 255 million tons of additional coal reserves at its Eagle Butte mine in the Powder River Basin through a Lease by Application Bid scheduled on February 20, 2008. If bid successfully, the lease bonus on these reserves will be paid ratably over five years and will be reported separately from capital expenditures within cash flows used for investing activities. The lease bonus payments on these reserves are not included in the capital expenditure guidance in the above table.

- Expected pre-tax expenses for the Wabash mine, consisting primarily of retiree health care accruals, pension accruals plus depreciation of idle facilities, are anticipated to be in the range of $14.0 million to $14.5 million in 2008, of which $12.5 to $13.0 million are expected to be classified as cash costs. These expenses are reported in the "Other" segment. During 2007, net operating losses and expenses for Wabash, excluding employee and coal supply agreement termination charges, totaled approximately $21.8 million.

- Adjustments to EBITDA to arrive at "Adjusted EBITDA" consist of add-backs for accretion expense on asset retirement obligations, non-cash stock-based compensation expense, asset impairment charges, franchise tax expense and certain legal settlements. In the aggregate, these adjustments for year 2008 are expected to be in the range of $18 million to $22 million.

ABOUT FOUNDATION COAL

Foundation Coal Holdings, Inc., through its affiliates, is a major U.S. coal producer with 13 coal mines and related facilities in Pennsylvania, West Virginia and Wyoming. Through its subsidiaries Foundation Coal employs approximately 3,000 people and produces approximately 72 million tons annually, largely for utilities generating electricity. Foundation's corporate offices are located in Linthicum Heights, MD.

CONFERENCE CALL WEBCAST

Foundation Coal Holdings, Inc. will hold a conference call to discuss fourth quarter and full year 2007 financials on Thursday, February 14, 2008, at 10:00 a.m. EST. The call will be accessible through the internet at Foundation's website: www.foundationcoal.com and will be archived at this location for a period of two weeks.

NON-GAAP DISCLOSURES

EBITDA, a measure used by management to evaluate its ongoing operations for internal planning and forecasting purposes, is defined as income (loss) from continuing operations, plus interest expense, net of interest income, income tax expense (benefit), charges for early debt extinguishment, and depreciation, depletion and amortization. Management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Because not all companies use identical calculations, the company's presentation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not reflect certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in the company's debt instruments. The definition of EBITDA as used in the company's debt instruments is further adjusted for certain cash and non-cash charges/credits and is used to determine compliance with financial covenants and the ability to engage in certain activities such as incurring additional debt and making certain payments.

A reconciliation of the company's non-GAAP to GAAP results is included as an exhibit to this release.

FORWARD-LOOKING STATEMENTS

Certain statements relating to the future prospects, developments, business strategies, analyses and other information that is based on forecasts of future results and estimates of amounts not yet determinable are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) which can be identified as any statement that does not relate strictly to historical or current facts. The company has used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project" and similar terms and phrases, including references to assumptions, to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting the company and are subject to uncertainties and factors relating to the company's operations and business environment, all of which are difficult to predict and many of which are beyond the company's control, that could cause the company's actual results to differ materially from those matters expressed in or implied by these forward-looking statements. These factors include, but are not limited to: market demand for coal, electricity and steel; weather conditions or catastrophic weather-related damage; the company's production capabilities; timing of reductions or increases in customer coal inventories; long-term coal supply arrangements; environmental laws, including those directly affecting the company's coal mining and production, and those affecting the company's customers' coal usage; regulatory and court decisions; railroad, barge, trucking and other transportation performance and costs; assumptions concerning economically recoverable coal reserve estimates; employee workforce factors; changes in postretirement benefit and pension obligations; the company's liquidity, results of operations and financial condition. The company advises investors that it discusses additional risk factors and uncertainties that could cause Foundation Coal Holdings Inc. actual results to differ from forward-looking statements in the company's Form 10-K filed with the Securities and Exchange Commission ("SEC") under the heading "Risk Factors". The investor should keep in mind that any forward-looking statement made by the company in this news release or elsewhere speaks only as of the date on which the company makes it. New risks and uncertainties come up from time to time, and it is impossible for the company to predict these events or how they may affect the company. The company has no duty to, and does not intend to, update or revise the forward-looking statements in this news release after the date of issue, except as may be required by law. In light of these risks and uncertainties, the investor should keep in mind that any forward-looking statement made in this news release or elsewhere might not occur.

Foundation Coal Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(In Millions, Except Per Share Data)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
Tons sold	18.1	18.3	73.6	73.9
Revenues	$ 367.2	$ 353.8	$ 1,489.7	$ 1,470.3
Cost of coal sales	276.3	275.0	1,131.5	1,110.9
Selling, general and administrative expenses	15.1	15.1	60.1	53.2
Accretion on asset retirement obligations	2.7	2.2	10.2	8.5
Wabash employee and coal supply agreement termination costs	0.4	—	14.7	—
Write-down of long-lived assets	—	30.8	—	30.8
Depreciation, depletion and amortization	50.6	45.5	202.0	183.2
Amortization of coal supply agreements	—	(1.3)	(3.4)	(13.1)
Income (loss) from operations	22.1	(13.5)	74.6	96.8
Interest income	1.0	0.8	3.6	3.0
Interest expense:				
Interest	(11.7)	(11.6)	(45.6)	(46.0)
Amortization of deferred financing costs	(0.7)	(0.6)	(2.1)	(11.7)
Surety bond and letter of credit fees	(1.6)	(1.6)	(6.0)	(6.8)
Other income (expense)	—	—	—	(0.1)
Income (loss) before income taxes	9.1	(26.5)	24.5	35.2
Income tax benefit (expense)	0.8	4.6	8.1	(3.8)
Net income (loss)	$ 9.9	$ (21.9)	$ 32.6	$ 31.4
Earnings (loss) per common share:				
Basic earnings (loss) per common share	$ 0.22	$ (0.48)	$ 0.72	$ 0.69
Diluted earnings (loss) per common share	$ 0.21	$ (0.48)	$ 0.70	$ 0.67
Weighted average shares outstanding:				
Weighted average shares—basic	45.047	45.724	45.157	45.397
Weighted average shares—diluted	46.290	45.724	46.423	46.813

This information is intended to be reviewed in conjunction with the company's filings with the U. S. Securities and Exchange Commission.

Foundation Coal Holdings, Inc. and Subsidiaries
Supplemental Financial Data
(In Millions, Except Per Ton Data)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
Tons sold				
Powder River Basin	12.8	12.6	51.6	49.9
Northern Appalachia	3.2	3.2	13.0	13.8
Central Appalachia	2.1	2.2	8.5	8.9
Illinois Basin and purchased coal	—	0.3	0.5	1.3
Total	18.1	18.3	73.6	73.9
Average realized price per ton sold				
Powder River Basin	$ 8.90	$ 8.29	$ 9.08	$ 8.39
Northern Appalachia	41.43	38.02	40.14	38.81
Central Appalachia	53.75	50.68	52.60	50.17
Illinois Basin and purchased coal	36.61	26.53	31.97	30.72
Total	$ 19.70	$ 18.88	$ 19.74	$ 19.48
Revenue summary				
Powder River Basin	$ 114.3	$ 104.4	$ 468.9	$ 418.8
Northern Appalachia	132.6	121.1	521.6	535.5
Central Appalachia	108.6	111.9	446.2	445.0
Illinois Basin and purchased coal	0.4	8.5	16.0	40.9
Total coal sales	355.9	345.9	1,452.7	1,440.2
Other revenues	11.3	7.9	37.0	30.1
Total revenues	367.2	353.8	1,489.7	1,470.3
Cost of coal sales	276.3	275.0	1,131.5	1,110.9
Selling, general and administrative expenses	15.1	15.1	60.1	53.2
Accretion on asset retirement obligations	2.7	2.2	10.2	8.5
Wabash employee and coal supply agreement termination costs	0.4	—	14.7	—
Write-down of long-lived assets	—	30.8	—	30.8
EBITDA	72.7	30.7	273.2	266.9
Depreciation, depletion and amortization	50.6	45.5	202.0	183.2
Amortization of coal supply agreements (credit)	—	(1.3)	(3.4)	(13.1)
Income (loss) from operations	$ 22.1	$ (13.5)	$ 74.6	$ 96.8
Capital expenditures	$ 53.6	$ 67.5	$ 174.4	$ 187.2
Cash flows provided by operating activities	$ 66.3	$ 67.7	$ 241.0	$ 225.7
Adjusted EBITDA from Credit Agreement	$ 79.3	$ 65.3	$ 307.5	$ 311.7
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	21.6%	18.5%	20.6%	21.2%

This information is intended to be reviewed in conjunction with the company's filings with the U. S. Securities and Exchange Commission.

Foundation Coal Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In Millions)

	December 31, 2007		December 31, 2006	
	(Unaudited)			
Cash and cash equivalents	$	50.1	$	33.7
Trade accounts receivable		100.9		119.6
Inventories, net		44.1		36.8
Deferred income taxes		11.4		15.5
Other current assets		37.2		35.1
Total current assets		243.7		240.7
Property, plant and equipment, net		1,629.7		1,660.4
Coal supply agreements, net		20.6		31.3
Other noncurrent assets		14.2		17.2
Total assets	$	1,908.2	$	1,949.6
Accounts payable and accrued expenses	$	204.2	$	203.6
Total current liabilities		204.2		203.6
Long-term debt		599.8		626.6
Coal supply agreements, net		9.4		24.2
Deferred income taxes		3.2		8.3
Other long-term liabilities		755.3		789.1
Total liabilities		1,571.9		1,651.8
Stockholders' equity		336.3		297.8
Total liabilities and stockholders' equity	$	1,908.2	$	1,949.6

This information is intended to be reviewed in conjunction with the company's filings with the U. S. Securities and Exchange Commission.

Foundation Coal Holdings, Inc. and Subsidiaries
Reconciliation of EBITDA and Adjusted EBITDA per the Bank Credit Agreement
To Net Income
(In Millions)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
Net income (loss)	$ 9.9	$ (21.9)	$ 32.6	$ 31.4
Depreciation, depletion and amortization	50.6	45.5	202.0	183.2
Amortization of coal supply agreements (credit)	—	(1.3)	(3.4)	(13.1)
Interest expense	11.7	11.6	45.6	46.0
Amortization of deferred financing costs	0.7	0.6	2.1	11.7
Surety bond and letter of credit fees	1.6	1.6	6.0	6.8
Interest income	(1.0)	(0.8)	(3.6)	(3.0)
Other income (expense)	—	—	—	0.1
Income tax (benefit) expense	(0.8)	(4.6)	(8.1)	3.8
EBITDA	$ 72.7	$ 30.7	$ 273.2	$ 266.9
Adjustments per Credit Agreement:				
Accretion on asset retirement obligations	2.7	2.2	10.2	8.5
Wabash employee and coal supply agreement termination costs	0.4	—	14.7	—
Write-down of long-lived assets	—	30.8	—	30.8
Non-cash stock-based compensation expense	2.0	0.8	6.6	3.0
Other	1.5	0.8	2.8	2.5
Adjusted EBITDA per Credit Agreement	$ 79.3	$ 65.3	$ 307.5	$ 311.7

This information is intended to be reviewed in conjunction with the company's filings with the U. S. Securities and Exchange Commission.

Foundation Coal Holdings, Inc. and Subsidiaries
Reconciliation of Non-GAAP Measures to Net Income
(In Millions, Except Per Share Data)
(Unaudited)

Net Income Available to Common Shareholders and Earnings Per Common Share Excluding Special Items:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
Net income (loss) as reported	$ 9.9	$ (21.9)	$ 32.6	$ 31.4
Write-off of long-lived assets	—	30.8	—	30.8
Income tax impact of write-off of long-lived assets	—	(6.8)	—	(6.8)
Wabash employee and coal supply agreement termination costs	0.4	—	14.7	—
Income tax impact of employee and coal supply agreement termination costs	(0.1)	—	(5.7)	—
Premium refund settlement from Combined Benefit Fund	—	—	(1.4)	—
Income tax impact of premium refund from Combined Benefit Fund	—	—	0.6	—
Write-off of unamortized deferred financing costs	0.3	0.1	0.3	9.3
Income tax impact of unamortized deferred financing costs write-off	(0.1)	—	(0.1)	(1.5)
Net income excluding special items	$ 10.4	$ 2.2	$ 41.0	$ 63.2
Earnings per common share excluding special items:				
Basic earnings per common share excluding special items	$ 0.23	$ 0.05	$ 0.91	$ 1.39
Diluted earnings per common share excluding special items	$ 0.22	$ 0.05	$ 0.88	$ 1.35
Weighted average shares outstanding:				
Weighted average shares—basic	45.047	45.724	45.157	45.397
Weighted average shares—diluted	46.290	47.041	46.423	46.813

This information is intended to be reviewed in conjunction with the company's filings with the U. S. Securities and Exchange Commission.

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